                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                          THE PERKIN-ELMER CORPORATION
           _________________________________________________________
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
        ________________________________________________________________
                         (Title of Class of Securities)

                                  714041-10-0
                         _____________________________
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
       _________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 1995
                    _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                       PAGE 2 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS

2        Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                542,381
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 3,173,831
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  542,381
    With
                          10      Shared Dispositive Power
                                           3,173,831

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           3,716,212

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* [ ]

13       Percent of Class Represented By Amount in Row (11)

                                  8.89%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                        PAGE 3 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* [ ]

13       Percent of Class Represented By Amount in Row (11)

                                  4.87%

14       Type of Reporting Person*

                 IC, OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                        PAGE 4 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,035,775
   Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           2,035,775

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* [ ]

13       Percent of Class Represented By Amount in Row (11)

                                  4.87%

14       Type of Reporting Person*

                 IA; PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                        PAGE 5 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,035,775
   Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           2,035,775

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,035,775

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* [ ]

13       Percent of Class Represented By Amount in Row (11)

                                  4.87%

14       Type of Reporting Person*

                 CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 714041-10-0                                        PAGE 6 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                393,136
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,035,775
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  393,136
    With
                          10      Shared Dispositive Power
                                           2,035,775

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,428,911

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* [ ]

13       Percent of Class Represented By Amount in Row (11)

                                  5.81%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 This Amendment No. 11 to Schedule 13D relates to shares of Common Stock, $1.00 par value (the "Shares"), of The Perkin-Elmer Corporation (the "Issuer") and further amends the initial statement on Schedule 13D filed on January 7, 1991 and all amendments thereto (the "Initial Statement"). This Amendment No. 11 also serves as Amendment No. 2 with respect to Quantum Industrial Partners LDC, QIH Management Investor, L.P. and QIH Management, Inc. This Amendment No. 11 is being filed by the Reporting Persons (as defined below) to report the transmittal of a letter from a representative of the Reporting Persons to the Issuer regarding the Issuer's business. Reference is made to the Initial Statement as amended for certain terms used herein and not otherwise defined herein. The Initial Statement is hereby supplementally amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

                 Updated information concerning the identity of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 4.  PURPOSE OF TRANSACTION.

                 On August 15, 1995, Dr. Chatterjee delivered to the Issuer and each member of its Board of Directors a letter, a copy of which is filed as Exhibit J hereto and incorporated herein by reference, which expresses the belief of the Reporting Persons that shareholder value in the Issuer would be greatly enhanced if the Issuer were to split into two separate operations -- one focused on the Issuer's Life Science business and the other on its Analytical Instruments business. This letter requests the Board of Directors to consider this proposal as a matter of urgency in conjunction with the Issuer's imminent selection of a new Chief Executive Officer. In connection with the foregoing, Dr. Chatterjee intends to pursue further discussions with the Board of Directors and may send this letter to a number of institutional shareholders of the Issuer in order to elicit their views and opinions in respect of the matters raised therein.

                 As of the date hereof, there exist no agreements or understandings between the Reporting Persons and any other persons or entities which would cause such persons and entities to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

                 Although the foregoing reflects the Reporting Persons' current intentions, the Reporting Persons reserve the right to take any other action with respect to their Shares. Except as set forth above, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 (j) Form of Letter dated August 15, 1995 from Purnendu Chatterjee to the Perkin-Elmer Corporation and each member of its Board of Directors.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 17, 1995                     QUANTUM INDUSTRIAL PARTNERS LDC

                                           By: /s/ Gary S. Gladstein
                                               -------------------------------
                                               Gary S. Gladstein
                                               Attorney-in-Fact


Date:  August 17, 1995                     QIH MANAGEMENT INVESTOR, L.P.

                                           By:  QIH Management, Inc.
                                                General Partner

                                                By:  /s/ Gary S. Gladstein
                                                     -------------------------
                                                     Gary S. Gladstein
                                                     President


Date:  August 17, 1995                     QIH MANAGEMENT, INC.

                                           By: /s/ Gary S. Gladstein
                                               --------------------------------
                                               Gary S. Gladstein
                                               President


Date:  August 17, 1995                     GEORGE SOROS

                                           By: /s/ Gary S. Gladstein
                                               --------------------------------
                                               Gary S. Gladstein
                                               Attorney-in-Fact


Date: August 17, 1995                      PURNENDU CHATTERJEE

                                           By:  /s/ Peter Hurwitz
                                                -------------------------------
                                                Peter Hurwitz
                                                Attorney-in-Fact

                                   ANNEX A


                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                            Scott K. H. Bessent
                            Walter Burlock
                            Stanley Druckenmiller
                            Arminio Fraga
                            Gary Gladstein
                            Robert K. Jermain
                            Donald H. Krueger
                            Elizabeth Larson
                            Jay Misra
                            Gabriel S. Nechamkin
                            Steven Okin
                            Dale Precoda
                            Lief D. Rosenblatt
                            Mark D. Sonnino
                            Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                               INDEX OF EXHIBITS

EXHIBIT                                                                   PAGE
-------                                                                   ----

   J      Form of Letter dated August 15, 1995 from Purnendu Chatterjee    11
          to the Perkin-Elmer Corporation and each member of its Board of Directors.